Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Interactive Brokers LLC ("IBKR") operates a customer brokerage business (the "Customer Business") whereby brokerage customers of IBKR ("Brokerage Customers") may electronically submit trading interest to IBKR's smart order router ("SOR") for further routing. For clarity, the term "Brokerage Customer," as used herein, includes broker-dealer clients of IBKR when submitting orders to the SOR for further routing, whether on an agency or principal basis, and may include broker-dealers and other entities that submit directed orders to the ATS through IBKR's SOR and make no other use of IBKR's services. Additionally, and as separately noted herein (see, *e.g.*, Part III Items 7, 9 and 11), entities acting as Liquidity Providers may separately act as Brokerage Customers of IBKR. Specifically, an entity that is otherwise approved to act as a Liquidity Provider may also separately connect to IBKR as a brokerage customer in order to represent customer agency orders in the ATS and/or to utilize IBKR's other order routing services (a "Dual Role Subscriber"). Where such a Dual Role Subscriber submits an order to the SOR for further routing, the ATS treats such orders as being submitted by a "Brokerage Customer." Where, instead, such Dual Role Subscriber submits an order to the ATS via a direct FIX connection to the ATS (such that its order does not pass through the SOR), the ATS treats such order as being submitted by a "Liquidity Provider." Accordingly, where IBKR has approved a subscriber to access the ATS as a Liquidity Provider, the subscriber's manner of accessing the ATS on a given order dictates whether the ATS treats the order as being submitted by a "Brokerage Customer" or, alternatively, a "Liquidity Provider."

Non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic. Brokerage Customers may also direct orders to the ATS via the SOR (i.e., submit a "directed order" to the SOR for routing to the ATS). ~~Orders~~**Except as noted below, orders** routed via the SOR utilize the "IBKR" MPID. **Brokerage Customers who are broker-dealers and make no use of IBKR's services beyond submitting directed orders to the ATS via IBKR's SOR may also, at their option, access the ATS via their own MPIDs (without the intermediation of the "IBKR" MPID).**

While the vast majority of IBKR customers submit orders electronically (*e.g.*, via order management systems offered by IBKR), IBKR maintains a customer support team (the "Order Desk") that may, upon customer request, submit customer trading interest to the SOR for further routing. Generally, the Order Desk is used by Brokerage Customers experiencing technical difficulties (e.g, an inability to submit trading interest via an IBKR order management system) and urgently wanting to close a position. The Order Desk acts as agent. Orders routed by the Order Desk use the "IBKR" MPID.

IBKR also maintains a block order desk (the "Block Desk"). The Block Desk handles larger-sized orders (generally 10,000 shares or larger) on behalf of Brokerage Customers. The Block Desk acts as agent. All orders routed by the Block Desk are submitted to the SOR for further routing. Orders routed by the Block Desk use the "IBKR" MPID.

Additionally, IBKR's risk department maintains desks (the "Risk Desks") that facilitate, as agent, the liquidation of customer positions in connection with margin calls and similar situations. Orders routed by the Risk Desks use the "IBKR" MPID. IBKR does not otherwise maintain an agency trading desk (*i.e.*, other than the Risk, Block and Order Desks).

The following IBKR business units (the "Principal Accounts") may submit principal order interest to the ATS:

    i.   Error Account (used to close-out IBKR positions related to IBKR errors);

    ii.   Customer accommodation (used to take over legs of customer multi-leg orders where one or more legs did not fill in the specified ratios; and also on occasion to accommodate customer errors);

    iii.   Buy-in/Close-out (used to close-out fails to deliver and related positions); and

    iv.   Liquidation of positions taken over in foreclosure.

The MPID for each Principal Account is "IBKR." No other business units of IBKR may submit principal order interest to the ATS.

Note that the Risk, Block and Order Desks and the Principal Accounts do not send directed orders to the ATS; rather, non-directed orders submitted by the Risk, Block and Order Desks and the Principal Accounts may be routed to the ATS by the SOR.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a), and IBKR's business units, including the Risk, Block and Order Desks and the

Principal Accounts, access the ATS via the SOR. Only subscribers acting as Liquidity Providers do not access the ATS via the SOR.

As further discussed herein, only orders that access the ATS via the SOR may remove liquidity from the ATS. Subscribers that bypass the SOR and access the ATS via direct FIX connection (i.e., the Liquidity Providers) may not remove liquidity from the ATS~~, although such subscribers may utilize~~ order instructions not available to other subscribers. Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes* ☒ *No*

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If yes, respond to request in Part III, Item 16 of this form.

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following Affiliates may submit trading interest to the ATS:

i. IBKR Financial Services AG (f/k/a Timber Hill Europe AG) (broker-dealer registered in Switzerland, no MPID, may submit orders as principal);

ii. **IBKR Securities Services LLC (f/k/a** Timber Hill LLC**)** (U.S. registered broker-dealer, MPID=TMBR, may submit orders as principal);

iii. Interactive Brokers Canada Inc. (broker-dealer registered in Canada, no MPID, may submit orders as principal or agent);

iv. Interactive Brokers (UK) Ltd. (broker-dealer registered in the United Kingdom, no MPID, may submit orders as agent);

v. Interactive Brokers Hong Kong Ltd. (broker-dealer and futures firm registered in Hong Kong, no MPID, may submit orders as principal or agent);

vi. Interactive Brokers Australia Pty Ltd. (broker-dealer registered in Australia, no MPID, may submit orders as principal or agent);

vii. Covestor Ltd (d/b/a Interactive Brokers Asset Management) (SEC Registered Investment Adviser, no MPID, may submit orders as principal or agent);

viii. IB Exchange Corp. (unregistered holding company, no MPID, may submit orders as principal); and

ix. IBG LLC (unregistered holding company, no MPID, may submit orders as principal).

No other Affiliates of IBKR are subscribers to the ATS.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☐ *Yes*　　☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

IBKR's Affiliates access the ATS via the SOR. As further discussed herein, only orders that access the ATS via the SOR may remove liquidity from the ATS. Subscribers that bypass the SOR and access the ATS via direct FIX connection (i.e., the Liquidity Providers) may not remove liquidity from the ATS, ~~although such subscribers may utilize order instructions not available to other subscribers~~. Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with trading interest of Liquidity Providers (as that term is defined in Part III Item 12 hereunder). Such counter-party permissioning functionality is not available to other subscribers. Please see Part III Item 14 for additional information regarding the ATS' counter-party permissioning functionality.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes*　　☒ *No*

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If yes, respond to the request in Part III, Item 16 of this form.

Item 6:   Activities of Service Providers

a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

☒ *Yes*   ☐ *No*

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Programming, system administration and technology personnel involved in operating IBKR's systems, including operation of IBKR's order management systems, SOR, matching engines and order gateways have live audit trail access and, as such, may be able to view an order that has been routed to the ATS. Programming and technology personnel are employed by IBKR's affiliates, IBG LLC and Interactive Brokers Hungary Informatikai Kft. System administration personnel are employed by IBG LLC. These personnel support the development and maintenance of the ATS' FIX engine, matching engine software, market data and various other technologies utilized in the ATS and provide similar services (e.g., technology development and maintenance) to IBKR's brokerage affiliates, including Affiliates that may submit trading interest to the ATS. Such personnel are subject to the IBG Information Barrier Policy.

IBG risk department personnel also have live audit trail access. IBG risk department personnel are employed by IBG LLC. IBG risk department personnel provide risk management support to IBKR and its affiliates, including through credit and related risk assessments of Brokerage Customers and Liquidity Providers.

Personnel responsible for IBKR's clearing operations, stock borrow operations, ~~OATS~~**trade and CAT** reporting and the generation of account statements, as well as members of IBKR's compliance department, have access to post-trade information which may include information relating to transactions effected in the ATS. Such personnel are involved in the clearance and settlement of transactions effected in the ATS and the ATS' compliance with applicable rules. Such personnel may provide related support (e.g., clearance, settlement or compliance) to IBKR's Customer Business, as well as to IBKR's affiliates.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes*   ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

IBKR's affiliates, IBG LLC and Interactive Brokers Hungary Informatikai Kft, support the development and maintenance of the ATS' FIX engine, matching engine software, market data and various other technologies utilized in the ATS.

The ATS servers are located at the Equinix NY5 data center. Equinix, as host of the datacenter, services the location at which subscribers connect to the ATS. Please see Part III Item 5 for additional information.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ *Yes*   ☐ *No*

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

IBG LLC is the parent entity of both IBKR and the IBKR Affiliates. The IBKR Affiliates' use of the ATS is detailed in response to Part II, Item 2 above.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

IBKR Affiliates may access the ATS via IBKR's SOR. As further discussed herein, only orders that access the ATS via the SOR may remove liquidity from the ATS. However, subscribers that access the ATS via direct FIX connection (and bypass the SOR) are able to utilize different order types and instructions than subscribers that access the ATS via the SOR.

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with trading interest of Liquidity Providers. Such counter-party permissioning functionality is not available to other subscribers.

Part III: ***Manner of Operations***

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☒ *Yes* ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Liquidity Providers may directly access the ATS via FIX protocol. The ATS is compliant with version 4.2 of the FIX Protocol. Liquidity Providers can connect via cross connects within Equinix NY5 or **CH4 or, alternatively,** through dedicated FIX connections. In the event a Liquidity Provider cross-connects with the ATS, the hardware used for connection is provided, installed, and maintained by the Liquidity Provider and/or datacenter operator. IBKR does not charge a fee for cross-connects.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may access the ATS via direct FIX connection. All other subscribers access the ATS via the SOR.

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

☒ *Yes* ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Subscribers access the ATS via direct FIX connection or via the SOR.

All Brokerage Customers' orders access the ATS via the SOR. Brokerage Customers may submit orders to the SOR via a Trading Product, third-party order management system or FIX connection (i.e., FIX connection to the SOR, as distinct from the Liquidity Providers' direct FIX connections to the ATS). Only persons onboarded as Brokerage Customers may access the ATS via the SOR; there are no other conditions that must be satisfied to access the ATS via the SOR.

Orders submitted by Liquidity Providers (in their capacity as Liquidity Providers) access the ATS via direct FIX connections and do not pass through the SOR. Only entities onboarded as Liquidity Providers may access the ATS via direct FIX connection; there are no other conditions that must be satisfied to access the ATS via direct FIX connection.

Only orders routed to the ATS via the SOR may remove liquidity from the ATS. ~~Additionally, certain order instructions are only available to subscribers that access the ATS via direct FIX connection.~~ See Part III Item 7 for a discussion of available attributes for orders submitted to the ATS via the SOR and direct FIX connection.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may directly access the ATS (i.e., bypassing the SOR). Only principal trading firms permissioned by IBKR management may act as Liquidity Providers.

Only subscribers that access the ATS via the SOR (e.g., IBKR brokerage customers and IBKR Affiliates) may remove liquidity from the ATS. As a general matter, all IBKR customers may direct liquidity-adding orders to the ATS. However, certain brokerage products offered by IBKR (*e.g.*, IBKR's smartphone mobile app and web-based order entry tools) do not permit subscribers to direct orders to the ATS.

Item 13: Segmentation; Notice

a. *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*

☒ *Yes*   ☐ *No*

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Trading interest on the ATS is segmented based on whether the subscriber is acting as a Liquidity Provider and, amongst non-Liquidity Providers, whether the subscriber directed the order to the ATS.

~~Certain order instructions are only available to Liquidity Providers. However, only~~ **Only** non-directed orders submitted by subscribers other than Liquidity Providers may remove liquidity from the ATS.

Orders submitted by Liquidity Providers may only interact with non-directed orders entered by non-Liquidity Providers. Similarly, orders directed to the ATS by non-Liquidity Providers may only interact with non-directed orders entered by non-Liquidity Providers.

b. *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?*

☐ *Yes*   ☒ *No*

d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

☒ *Yes*   ☐ *No*

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Liquidity Providers are informed of their status as Liquidity Providers as part of their onboarding process.

e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Primary Business Name: INTERACTIVE BROKERS LLC **BD Number: 36418**

BD - AMENDMENT

09/29/2023

BD Schedule C - Amendments to Schedules A & B

In the Type of Amd. column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same *person*).

Ownership Codes are:				
NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**	**F - Other General Partners**
A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**	

List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)

Full Legal Name	DE/FE/I	Type of Amd.	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)

No Information Filed

List below all changes to Schedule B: (INDIRECT OWNERS)

Full Legal Name	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
PETERFFY, THOMAS PECHY	I	C	IBG HOLDINGS LLC	APPROVED	09/1994	E	Y	N	1722064